Exhibit 99.1

Kenon’s Subsidiary OPC Energy Ltd. Announces New Financing Arrangements to Refinance
Project Financing of the Tzomet and Gat Power Plants

Singapore, August 12, 2024. Kenon Holdings Ltd.’s (NYSE: KEN, TASE: KEN) (“Kenon”) subsidiary OPC Energy Ltd. (“OPC”) has announced that OPC’s 80%-owned subsidiary OPC Holdings Israel Ltd (“OPC Israel”) has entered into two financing agreements with Bank Hapoalim and Bank Leumi for loans in aggregate amount of approximately NIS 1.65 billion (approximately $443 million) (the “Financing Agreements”).  OPC announced that the loans will be used primarily for early repayment of the existing project financing of the Tzomet and Gat power plants in the amounts of approximately NIS 1.14 billion (approximately $307 million) in respect of Tzomet, and approximately NIS 443 million (approximately $119 million) in respect of Gat (in each case including estimated accrued interest and early repayment fees).

OPC announced that the loans under the Financing Agreements will bear interest at a rate based on Prime interest plus a spread ranging from 0.3% to 0.4%.  The loan principal is repayable in quarterly installments from March 25, 2025 through December 25, 2033 as follows: 0.5% per quarter in 2025; 0.75% per quarter in 2026; 1% per quarter in 2027-2029; 5% per quarter in 2030-2032; and 5.75% per quarter in 2033. The Financing Agreements include covenants and events of default provisions including the following financial covenants: OPC Israel’s net debt to EBITDA ratio not exceeding 8 and equity to asset ratio not falling below 20%; OPC’s equity not falling below NIS 1.1 billion; and distributions (including repayment of OPC Israel and its subsidiaries’ subordinated shareholder loans) by OPC Israel are subject to net debt to adjusted EBITDA not exceeding 7.

OPC also announced that as a result of the early repayment of the project financing arrangements, OPC expects to recognize one-off finance expenses of approximately NIS 52 million (approximately $14 million) in the third quarter of 2024.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “estimate,” “intend,” “plan,” “believe,” “likely to” “should,” or other similar expressions. These statements include statements about the Financing Agreements, including the terms and conditions thereof, the use of proceeds, the expected impact on OPC’s financials, and other non-historical statements. These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties which could cause the actual results to differ materially from those indicated in Kenon’s forward-looking statements. Such risks include risks relating to the Financing Arrangements, including compliance with the terms of and covenants in the Financing Agreements, the ultimate impact on OPC’s financial statements of the early repayment of the project financing and other risks, including those set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.